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                               May 22, 2020

       Gareth Sheridan
       Chief Executive Officer
       Nutriband Inc.
       121 South Orange Ave., Suite 1500
       Orlando, Florida 32801

                                                        Re: Nutriband Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 19, 2020
                                                            File No. 333-237724

       Dear Mr. Sheridan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Selling Stockholders, page 24

   1. We note your disclosure in the second paragraph of this section that the 25,000 shares of common stock issued
upon conversion of the loans are being registered for resale. It appears, however, that
such shares have been removed from your table. Please advise or revise your disclosure
as appropriate.
       Exhibit 5.1, page II-6

   2. We note that the opinion only opines as to the shares issuable upon exercise of the warrants. If you are
registering shares for resale that are outstanding, please file an opinion that opines on
those shares.
 Gareth Sheridan
Nutriband Inc.
May 22, 2020
Page 2

       You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameGareth Sheridan
                                                          Division of
Corporation Finance
Comapany NameNutriband Inc.
                                                          Office of Life
Sciences
May 22, 2020 Page 2
cc:       Michael Paige, Esq.
FirstName LastName